UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2017

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Information contained in this report

VimpelCom Ltd.’s subsidiary, Global Telecom Holding S.A.E. (the “Company”) (EGX: GTHE, LSE: GLTD), an Egyptian joint stock company, announced that it proposes: (i) to launch a fixed price buy-back program to acquire up to 10.00% of the total issued share capital of the Company (the “Share Buy-Back”) at a price per share of EGP (Egyptian pounds) 7.90 and for a total consideration of up to EGP 4.1 billion; and (2) to carry out the Cancellation (as defined in Exhibit 99.1).

VimpelCom, which owns 51.9% of the outstanding shares of the Company, does not intend to participate in the Share Buy-Back.

A copy of the announcement relating to the Share Buy-Back and the Cancellation, including the annexes attached thereto, is filed as Exhibit 99.1. This foregoing description of the Share Buy-Back and the Cancellation does not purport to be complete and is qualified in its entirety by reference to such Exhibit.

The information set forth in this Form 6-K and the Exhibit hereto are hereby incorporated by reference into Registration Statement No. 333-196223 and Registration Statement No. 333-213905.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Announcement, dated January 16, 2017, by Global Telecom Holding S.A.E. announcing the proposed Share Buy-Back and cancellation of GDR program

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: January 17, 2017

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel